Orbital Corporation Limited

ABN 32 009 344 058

4 Whipple Street, Balcatta, 6021

PO Box 901, Balcatta, 6914

Western Australia

Ph +61 8 9441 2311

Fax: +61 8 9441 2133

Website: www.orbitalcorp.com.au

24 October 2006

The Manager

Company Announcements Office

Australian Stock Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001, Orbital Corporation Limited advises that all resolutions put at the Company's Annual General Meeting held on 24 October 2006 were passed on a show of hands.

Details of the resolutions and the proxy voting in respect of each are as follows:

2. That the Remuneration Report be adopted.

Total number of proxy votes exercisable by all proxies validly appointed 19,017,136

Total number of proxy votes which specified that:

The proxy is to vote for the resolution 11,865,130

The proxy is to vote against the resolution 3,577,926

The proxy is to abstain on the resolution 505,942

The proxy may vote at the proxy's discretion 3,068,138

3. That Mr D W J Bourke be re-elected as a director of the Company.

Total number of proxy votes exercisable by all proxies validly appointed 19,017,136

Total number of proxy votes which specified that:

The proxy is to vote for the resolution 14,121,791

The proxy is to vote against the resolution 1,507,392

The proxy is to abstain on the resolution 253,509

The proxy may vote at the proxy's discretion 3,134,444

4. That approval be given for the acquisition of ordinary shares in the Company to the value of $1,000 by Dr R A Houston, Managing Director and Chief Executive Officer of the Company, under the Employee Share Plan and up to 1,243,750 ordinary shares in the Company, directly or indirectly, by Dr R A Houston under the Executive Long Term Share Plan in the manner set out in the Explanatory Notes the Remuneration Report be adopted.

Total number of proxy votes exercisable by all proxies validly appointed 17,424,373

Total number of proxy votes which specified that:

The proxy is to vote for the resolution 12,027,872

The proxy is to vote against the resolution 3,130,217

The proxy is to abstain on the resolution 708,339

The proxy may vote at the proxy's discretion 1,557,945

Yours faithfully

K A Halliwell

Company Secretary